FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2009

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

TEVA TEVA PHARMACEUTICAL INDUSTRIES LTD.	**Lonza**
Teva Pharmaceutical Industries Ltd. 5 Bazel Street, P.O. Box 3190t Petah Tikva, 49131, Israel www.tevapharm.com	Lonza Group Ltd Muenchensteinerstrasse 38 CH-4002 Basel, Switzerland www.lonza.com

For Immediate Release

**Teva and Lonza Announce Strategic Partnership to
Become a Leading Global Provider of Biosimilars**

Jerusalem, Israel, and Basel, Switzerland, January 20, 2009 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Lonza Group Ltd. (SIX: LONN) today announced their agreement to establish a joint venture to develop, manufacture and market a portfolio of biosimilars. Through this joint venture, Lonza and Teva bring together highly complementary capabilities that will significantly advance the partners' efforts to secure a leading position in the emerging biosimilars market.

Teva and Lonza will cooperate to develop, manufacture and market a number of affordable, efficacious and safe generic equivalents of a selected portfolio of biologic pharmaceuticals.

"We had identified biosimilars as a major growth driver for Teva in our long-term strategy and have been augmenting our knowledge base, capabilities and infrastructure to position Teva as a leader in this market", said Shlomo Yanai, Teva's President and Chief Executive Officer. "This strategic partnership bolsters our biologics capabilities. Lonza is an ideal partner for Teva in this field with its deep knowledge and experience in biopharmaceutical development, large scale manufacturing and state of the art manufacturing facilities. Combined with Teva's global leadership and expertise in clinical development and marketing of generic pharmaceuticals, the joint venture generates significant opportunities and benefits for both companies."

"We are excited to enter into this joint venture. The field of biosimilars is a natural extension of Lonza's existing life-sciences portfolio, and represents the next strategic step for the company. With Teva we have found the right strategic partner to develop this new activity, which will deliver new opportunities for both companies", commented Stefan Borgas, Lonza's Chief Executive Officer. "We are confident that our capabilities in the area of biologics manufacturing will add value to this joint venture; while at the same time, the agreement ensures that we will be able to continue to fully support the development of new technology and business of our existing innovator customers."

The joint venture is expected to commence activities during the first quarter of 2009, subject to receipt of any applicable regulatory approvals. Financial details of this agreement are not being disclosed.

The companies will continue to assess their cooperation under the joint venture as both Teva and Lonza retain the ability to explore additional opportunities in the area of biosimilars beyond the scope of this partnership.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

About Lonza
Lonza is one of the world's leading suppliers to the pharmaceutical, healthcare and life science industries. Its products and services span its customers' needs from research to final product manufacture. Lonza is the global leader in the production and support of active pharmaceutical ingredients both chemically as well as biotechnologically. Biopharmaceuticals are one of the key growth drivers of the pharmaceutical and biotechnology industries. Lonza has strong capabilities in large and small molecules, peptides, amino acids and niche bioproducts which play an important role in the development of novel medicines and healthcare products. Lonza is a leader in cell-based research, endotoxin detection and cell therapy manufacturing. Lonza is also a leading provider of value chemical and biotech ingredients to the nutrition, hygiene, preservation, agro and personal care markets.

Lonza is headquartered in Basel, Switzerland and is listed on the SWX Swiss Exchange. In 2007, Lonza had sales of CHF 2.87 billion. Further information can be found at www.lonza.com.

	Teva	**Lonza**
Website:	**www.tevapharm.com**	**www.lonza.com**
Contacts:	**Elana Holzman** Teva Pharmaceutical Industries Ltd. Tel. 972 (3) 926-7554 elana.holzman@teva.co.il	**Media Relations** Dominik Werner Tel +41 61 316 8798 dominik.werner@lonza.com
	Kevin Mannix Teva North America Tel. (215) 591-8912 kevin.mannix@tevausa.com	**Investor Relations** Alexandre Pasini Tel +41 61 316 8835 alexandre.pasini@lonza.com

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and

Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                         Name: Eyal Desheh
                                         Title: Chief Financial Officer

Date: January 20, 2009